

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2018

Timothy Orr
President
GridIron BioNutrients, Inc.
4010 East Tanager Lane, #A
Mead, WA 99021

> **Re: GridIron BioNutrients, Inc. (f/k/a My Cloudz, Inc.)**
> **Current Report on Form 8-K**
> **Filed October 10, 2017**
> **File No. 000-55852**

Dear Mr. Orr:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas E. Puzzo